UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No 10)*


                              Guilford Mills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   401794 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



51040.0001

------------------------------------------     ---------------------------------------     ---------------------------------------
          CUSIP No. 401794 10 2                                 13G                                  Page 2 of 5 Pages
                    -----------
------------------------------------------     ---------------------------------------     ---------------------------------------
-------- -------------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO.S OF ABOVE PERSONS (ENTITIES ONLY)

         Charles A. Hayes
-------- -------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                                                           (a) [ ]

                                                                                                                           (b) [ ]

-------- -------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -------------------------------------------------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------- -------------------------------------------------------------------------------------------------------------------------
                                       5    SOLE VOTING POWER

                                            299,090
                                     ------ --------------------------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY       6    SHARED VOTING POWER

                                            1,200,000
                                     ------ --------------------------------------------------------------------------------------
OWNED BY EACH REPORTING PERSON WITH    7    SOLE DISPOSITIVE POWER

                                            295,570
                                     ------ --------------------------------------------------------------------------------------
                                       8    SHARED DISPOSITIVE POWER

                                            1,200,000
-------- -------------------------------------------------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,499,090
-------- -------------------------------------------------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                                             [ ]

-------- -------------------------------------------------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.78%
-------- -------------------------------------------------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
-------- -------------------------------------------------------------------------------------------------------------------------


                                                             Page 3 of 5 Pages

Item 1(a). Name of Issuer:
           ---------------

                     Guilford Mills, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           ------------------------------------------------

                     4925 West Market Street
                     Greensboro, N.C.  27407

Item 2(a). Name of Person Filing:
           ----------------------

                     Charles A. Hayes

Item 2(b). Address or Principal Business Office or, if none, Residence:
           ------------------------------------------------------------

                     4925 West Market Street
                     Greensboro, N.C.  27407

Item 2(c). Citizenship:
           ------------

                     United States of America

Item 2(d). Title of Class of Securities:
           -----------------------------

                     Common Stock, $.02 Par Value

Item 2(e). CUSIP Number:
           -------------

                     401794 10 2

Item 3. Not Applicable

Item 4. Ownership:
        ----------

         (a)      Amount Beneficially Owned:

                  1,499,090 shares (1) (2) (3) (4)

         (b)      Percent of Class:
                  -----------------

                  7.78%

                                                             Page 4 of 5 Pages


         (c)      Number of Shares as to which such person has:
                  ---------------------------------------------

                  (i)      Sole power to vote or direct the vote 299,090 (1) (2)

                  (ii)     Shared power to vote or direct the vote 1,200,000 (3)
                           (4)

                  (iii) Sole power to dispose or to direct the disposition of 295,570 (1) Page 4 of 5 Pages

                  (iv) Shared power to dispose or to direct the disposition of 1,200,000 (3) (4) (5)


                           (1) Includes 75,625 shares which Mr. Hayes has the right to acquire, under the Guilford Mills, Inc. 1991 Stock Option Plan, beneficial ownership of within 60 days as specified in Rule 13d-3(d)(1), promulgated under the Securities Exchange Act of 1934, as amended.

                           (2) Includes 3,520 shares held in Mr. Hayes' account pursuant to the Guilford Mills, Inc. Employee Stock Ownership Plan ("ESOP").

                           (3) Includes 700,000 shares held by a family limited partnership (the "FLP"). Mr. Hayes has a membership interest in a limited liability company (the "LLC"), whose other members are all relatives of Mr. Hayes, which serves as the sole general partner of the FLP.

                           (4) Includes 500,000 shares held by a grantor retained annuity trust (the "GRAT"). Mr. Hayes, as the settlor of the GRAT, has the right to substitute property of equivalent value in return for the shares held by the GRAT.

                           (5) Mr. Hayes has neither sole nor shared dispositive power with respect to shares held in his ESOP account.

Item 5.  Ownership of Five Percent or Less of a Class:
         ---------------------------------------------

         Not Applicable

Item 6.  Ownership of more than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Subject to the terms of the limited partnership agreement of the FLP,
         (i) the FLP has the right to receive dividends from, and the proceeds from the sale of, the securities held by the FLP and (ii) the LLC has the power to direct the distribution of the assets in the FLP, including dividends from, and the proceeds from the sale of, the securities held by the FLP. Subject to the terms of the trust agreement relating to the GRAT, the trustee of the GRAT has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares held by the GRAT.

                                                             Page 5 of 5 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
        -----------------------------------------------------------------------

        Not Applicable


Item 8. Identification and Classification of Members of the Group:
        ----------------------------------------------------------

        Not Applicable


Item 9. Notice of Dissolution of Group:
        -------------------------------

        Not Applicable


Item 10. Certification:
         --------------

         Not Applicable


Signature:

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     February 14, 2001
                                     -------------------------------
                                     Date

                                     Charles A. Hayes
                                     -------------------------------
                                     Signature


                                     Charles A. Hayes
                                     -------------------------------
                                     Name



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